Exhibit 99.1

FOR IMMEDIATE RELEASE

Bladex leads successful syndication of a US$102 million 4-Year Senior Secured Amortizing Term Loan for Favorita (Ecuador)

Panama City, Republic of Panama, September 9, 2015 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or “the Bank”; NYSE: BLX) announced the closing of a US$102 million, four year, syndicated loan in favor of Favorita Trading Co. Ltd. and Fertisa Fertilizantes, Terminales I Servicios S.A., companies belonging to the Favorita Group (“Favorita” or the “Borrower”), a leading Ecuadorian agribusiness conglomerate with diversified business activities including bananas, dairy, and fertilizers.

Bladex was the Sole Lead Arranger and Bookrunner of the transaction, and will act as the Administrative and Collateral Agent.

Rubens V. Amaral Jr., Bladex’s CEO, stated: “We are very pleased with the structuring and syndication of this important facility for our valued client Favorita, a well-established exporter of agricultural goods from Ecuador. This successful transaction underscores Bladex’s knowledge and commitment regarding Latin America, and its effectiveness in supporting its clients with financing solutions that are designed to meet their needs, while offering participants the opportunity to invest in leading companies in our Region. Our Syndications Desk performed very well, securing the participation of several major Latin American banks in this important deal.”

The transaction marks the largest syndicated loan for Favorita and successfully broadens the company´s pool of bank relationships.

The loan was launched in June and received strong support from several financial institutions based in Panama, Central America and the Caribbean, several of which are new relationships to the Borrower. Proceeds of the loan will be used to improve the company’s debt maturity profile.

Rafael Wong, Favorita’s Chairman, commented the following: “The success of this syndicated loan demonstrates the attractiveness of Favorita’s business model to a wide investor base and reinforces the confidence of our traditional financing partners which continue believing in our Company. This facility will allow us to improve our overall financing structure and provide a platform to achieve our business goals over the medium term.”

Vicente Wong, Favorita’s CEO, stated: “We are pleased to have chosen Bladex to arrange for us this important facility, which not only brings value to our company, but also to the thousands of families that are linked to Favorita. This facility allows us to further strengthen our diversified business model and to focus on increasing market share, by offering greater added value to our clients.”

Bladex is a multinational bank originally established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region. Bladex is listed on the NYSE-Euronext in the United States of America (ticker symbol: BLX).

Bladex’s shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, and institutional and retail investors through its public listing.

The Bank, headquartered in Panama, has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations.

For further information, please access Bladex’s website at www.bladex.com or contact:

Mr. Christopher Schech, Chief Financial Officer

Tel: (+507) 210-8630, E-mail address: cschech@bladex.com

Bladex, Head Office, Torre V, Business Park, Avenida La Rotonda, Urbanización Costa del Este,

Panama, Republic of Panama